Pacer Funds Trust
500 Chesterfield Parkway
Malvern, Pennsylvania 19355
April 18, 2025
VIA EDGAR TRANSMISSION
Mr. Sonny Oh
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Pacer Funds Trust (the “Trust”)
Pacer S&P 500 Quality FCF Aristocrats ETF (the “Fund”)
File Nos.: 333-201530, 811-23024
Dear Mr. Oh:
This correspondence responds to additional comments the Trust received from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission on April 17, 2025 with respect to Post-Effective Amendment No. 124 to the Trust’s Registration Statement on Form N-1A filed February 7, 2025 (the “Amendment”) with respect to the Fund, a series of the Trust. For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
1.Staff Comment: Please revise the Fund’s definition of “equity securities” as follows: The Fund defines “equity securities” to mean common stocks, and may include preferred stocks, rights, warrants, and depositary receipts.
Response: The requested change has been made.
2.Staff Comment: In the Investment Limitations section of the Statement of Additional Information, with respect to the second non-fundamental investment restriction, please state the name of the index, rather than using a defined term.
Response: The Trust has revised the second non-fundamental investment restriction as follows: “Under normal circumstances, at least 80% of the Fund’s net assets (plus any borrowings for investment purposes) will be invested in equity securities that are the component securities of the S&P 500 Quality FCF Aristocrats Index.”

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If you have any questions or require further information, please contact me at alyssa.bernard@usbank.com or (414) 516-1681.
Sincerely,
/s/ Alyssa M. Bernard
Alyssa M. Bernard
Vice President
U.S. Bank Global Fund Services
as Administrator for the Trust
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